SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



     (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1998 or


     ( ) TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15 (d) OF
         THE SECURITIES EXCHANGE ACT OF 1934

             For the Transition Period from __________ to __________

Commission File No. 1-9583


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                    MBIA INC.
                   EMPLOYEES PROFIT SHARING AND 401 (K) SALARY
                                  DEFERRAL PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                    MBIA Inc.
                                 113 King Street
                               Armonk, N. Y. 10504

                                    MBIA INC.
                          EMPLOYEES PROFIT SHARING AND
                           401(K) SALARY DEFERRAL PLAN


                              FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1997

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

                              FINANCIAL STATEMENTS





                                      INDEX



                                                                Pages
                                                               --------
Report of Independent Accountants                                  2


Financial Statements:
     Statements of Net Assets Available for Plan
       Benefits as of December 31, 1998 and 1997                   3

     Statements of Changes in Net Assets Available
       for Plan Benefits for the years ended
       December 31, 1998 and 1997                                  4

     Notes to Financial Statements                                 5-11

Signatures                                                        12

                       REPORT OF INDEPENDENT ACCOUNTANTS





TO THE PARTICIPANTS AND ADMINISTRATOR OF
MBIA INC. EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN:


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of MBIA Inc. Employees Profit Sharing and 401 (K) Salary Deferral Plan (the "Plan") at December 31, 1998 and December 31, 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PRICEWATERHOUSECOOPERS
--------------------------




New York, New York
June 28, 1999

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS







                                          December 31,     December 31,
                                             1998              1997
                                          ------------     ------------
Assets:
     Allocated share of MBIA Inc.
      Master Trust net assets, at fair
      value  (cost $66,079,126 and
      $43,195,589, respectively)          $70,402,757      $52,291,469

     Employer contribution receivable            ---               596
                                          -----------      -----------

       Total assets                        70,402,757       52,292,065

Liabilities:
     Other liabilities                         52,032             ---
                                          -----------      -----------

       Net assets available for
         plan benefits                    $70,350,725      $52,292,065
                                          ===========      ===========


The accompanying notes are an integral part of the financial statements.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS



                                          Years ended December 31
                                       ----------------------------
                                          1998               1997
                                       ----------        ----------
Contributions:
  Employees' salary deferral          $ 3,659,572       $ 2,325,452

  Employer                              1,944,884         1,369,955

Transfer from CapMAC 401(K) Plan        8,566,478             ---

 Interest and dividends                 2,558,488         1,859,999

Net appreciation in fair
  value of investments                  4,811,394         9,410,506

Benefit distributions                  (3,482,156)       (3,860,082)
                                      -----------       -----------
     Net increase                      18,058,660        11,105,830

Net assets available for plan
  benefits, beginning of year          52,292,065        41,186,235
                                      -----------       -----------

     Net assets available for
       plan benefits, end of year     $70,350,725       $52,292,065
                                      ===========       ===========

    The accompanying notes are an integral part of the financial statements.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                          NOTES TO FINANCIAL STATEMENTS




1. PLAN DESCRIPTION
-------------------
The MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan (the "Plan") is a defined contribution plan for employees of MBIA Inc. and Subsidiaries (the "Company"). Effective April 1, 1987, a 401(K) deferral feature was implemented enabling eligible participants to defer up to 10% of their total eligible compensation. Matching contributions are made by the Company, in the form of MBIA Inc. common stock, at the rate of 100% of the participant's contribution up to a maximum of 5% of the participant's eligible compensation. Participants may request loans from their accounts in accordance with established guidelines.

The assets of both the Plan and the MBIA Inc. Employees Pension Plan are managed by Fidelity Management Trust Company ("Fidelity"), the investment advisor, master trustee and custodian. The participants of the Plan have the option to direct the investment of their contribution share into one or more of ten Fidelity funds and the Employer Stock Fund.

Vesting in employer contributions begins after three years of service and full vesting is achieved after five years of service. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant becomes fully vested in the Company's contributions. Nonvested benefits remaining after termination of employment serve to reduce future Company contributions.

A  participant  is  entitled  to  the  benefit  that  can  be  provided  by  the contributions and income thereon, including net realized and unrealized investment gains and losses of each participant's account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive a lump-sum distribution, installment distributions or purchase a joint and survivor annuity contract or single life annuity contract.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

On February 17, 1998, MBIA Inc. and CapMAC Holdings Inc. (CapMAC) consummated a merger. Effective the date of the merger, the account balances in the CapMAC 401(K) Plan, including participant loans of $84,124, were transferred to the MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------
The financial statements have been prepared on the basis of generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.


Significant accounting policies are as follows:

INVESTMENTS
The Plan's assets are invested in the MBIA Inc. Master Trust (the "Master Trust") together with the assets of the MBIA Inc. Employees Pension Plan.

The Plan's share of investments and income from investment activities in the Master Trust is determined based on the Plan's underlying contribution to the investment classification which is, in turn, based on the investment fund elections of the participants.

Investments in the Fidelity funds and the Company's common stock are valued at their current fair values based on last reported sales prices on the last business day of the year. Participant loans are stated at cost plus accrued income, which approximates fair value.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)



Gain or loss on the sale of investments is based on specifically identified cost. Interest income from investments is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan's net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS
Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

PARTICIPANT ACCOUNTS
Each   participant   has  an  account  which  is  credited  with  the  Company's contribution, employees' contribution and the income (loss) from the investment activities of the participant's account.

ADMINISTRATIVE EXPENSES
Administrative expenses are paid directly by the Company rather than out of Plan assets. Employee loan fees are paid out of the participants' accounts.


3. PLAN TERMINATION
-------------------
The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)



4. INVESTMENTS
---------------
As of December 31, 1998 and 1997, the financial position of the Master Trust on a cash basis (excluding the ending accrual for employer contributions) and the Plan's percentage interest in each asset category were as follows:


                                                       December 31, 1998                      December 31, 1997
                                           -------------------------------------   --------------------------------------
                                                Total Master Trust                     Total Master Trust
                                           ---------------------------   Plan's    --------------------------     Plan's
                                                              Fair         %                          Fair          %
                                               Cost           Value     Interest        Cost          Value      Interest
                                           ------------   ------------  --------   -----------    -----------    --------
Investments at fair value as
 determined by quoted market price:
  Employer Stock Fund                      $ 25,197,919   $ 24,705,494   100.00%   $18,130,563    $23,925,357     100.00%
  Fidelity Puritan Fund                       2,087,034      2,153,130    43.58      1,730,534      1,886,880      42.33
  Fidelity Magellan Fund                      5,587,461      6,835,328    46.64      4,288,915      4,909,785      43.58
  Fidelity Growth Company Fund                5,563,113      6,292,964    50.87      4,970,304      5,139,987      40.71
  Fidelity Growth and
    Income Portfolio                         33,714,612     39,913,846    42.99     28,530,042     34,636,906      43.12
  Fidelity Intermediate Bond Fund             7,054,960      7,022,758    51.22      1,384,879      1,397,680      47.62
  Fidelity Value Fund                         1,029,183        884,941    62.25        711,218        659,402      45.81
  Fidelity Overseas Fund                      2,579,615      2,726,259    47.81      2,053,397      2,080,248      45.72
  Fidelity Blue Chip Growth Fund              8,350,449      9,953,345    61.49      4,432,161      5,153,599      47.03
  Fidelity Spartan U. S. Equity
    Index Fund                                3,817,399      4,266,375    89.68        266,771        273,519      53.28
  Managed Income Portfolio                    8,779,948      8,779,948    49.71      6,542,686      6,542,686      42.18
                                           ------------  -------------    60.73    -----------    -----------
                                            103,761,693    113,534,388              73,041,470     86,606,049      59.05
Investments at estimated fair value:
  Participant loans                           1,671,672      1,671,672    86.61      1,387,014      1,387,014      83.08
                                          -------------  -------------             -----------    -----------

    Total invested assets
      available for benefits of
      participating plans                  $105,433,365   $115,206,060    61.11%   $74,428,484    $87,993,063      59.43%
                                           ============   ============             ===========    ===========

For the years ended December 31, 1998 and 1997, net appreciation in the fair value of investments (determined by quoted market price) of the Master Trust (including investments bought and sold, as well as held during the year) was as follows:


                                Years ended December 31
                          ------------------------------------
                             1998                      1997
                          -----------              -----------

 Fidelity funds           $11,238,066               $8,652,156
 Employer Stock Fund         (460,884)               5,725,073
                          -----------              -----------

                          $10,777,182              $14,377,229
                          ===========              ===========


For the years ended December 31, 1998 and 1997, investment income consisting of dividends and interest in the Master Trust was $4,995,117 and $3,867,311, respectively.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)



5.  NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------
    BY FUND
-----------

As of December 31, 1998 and 1997, the net assets available for Plan benefits of the individual investment funds were as follows:

                                                As of December 31
                                           ----------------------------
                                              1998              1997
                                           -----------      -----------
 Employer Stock Fund*                      $24,653,462      $23,925,953
 Fidelity Puritan Fund                         938,244          798,693
 Fidelity Magellan Fund                      3,188,228        2,139,745
 Fidelity Growth Company Fund                3,201,400        2,092,411
 Fidelity Growth and Income Portfolio*      17,159,149       14,935,204
 Fidelity Intermediate Bond Fund*            3,597,327          665,509
 Fidelity Value Fund                           550,860          302,042
 Fidelity Overseas Fund                      1,303,494          951,087
 Fidelity Blue Chip Growth Fund*             6,120,012        2,423,578
 Fidelity Spartan
 U.S. Equity Index Fund*                   3,826,184          145,723
 Managed Income Portfolio*                   4,364,576        2,759,805
 Participant Loans                           1,447,789        1,152,315
                                           -----------      -----------
                                           $70,350,725      $52,292,065
                                           ===========      ===========

  * Each of these investments represents 5% or more of the Plan's net assets at December 31, 1998. The participant loans are included in the allocated share of MBIA Inc. Master Trust net assets on the Statements of Net Assets Available for Plan Benefits.

For the years ended December 31, 1998 and 1997, the changes in net assets available for Plan benefits of the individual investment funds were as shown on the following page:

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING and 401 (K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                            Year ended December 31, 1998
                            -----------------------------------------------------------------------------------
                              Employer                            Growth      Growth
                               Stock      Puritan    Magellan    Company    and Income  Intermediate    Value
                               Fund        Fund        Fund        Fund        Fund       Bond Fund     Fund
                             ----------  ---------  ----------  ----------  ----------  ------------  ---------
Contributions:
  Employees' salary deferral $  247,051  $ 155,725  $  335,729  $  371,863  $  938,935  $  110,285    $155,519

  Employer                    1,944,884       ---         ---         ---         ---         ---         ---

Transfer from
   CapMAC 401(K) Plan              ---        ---      176,439     892,440     127,944     641,050     251,480

Interest and dividends          285,387     98,509     144,263     216,081     997,640     104,682      69,912

Net appreciation
 (depreciation) in fair
 value of investments          (460,884)    37,454     608,897     394,417   2,892,173      (6,652)    (98,593)

Benefit distributions        (1,277,753)  (324,306)   (126,975)   (204,823)   (795,435)    (31,522)    (25,330)

Transfers (to) from other
  funds                         (11,176)   172,169     (89,870)   (560,989) (1,937,312)  2,113,975    (104,170)
                             ----------  ---------  ----------  ----------  ----------  ----------    --------

Net increase in
  net assets available
  for Plan benefits          $  727,509  $ 139,551  $1,048,483  $1,108,989  $2,223,945  $2,931,818    $248,818
                             ==========  =========  ==========  ==========  ==========  ==========    ========


                                                          Year ended December 31, 1998
                             ---------------------------------------------------------------------------
                                           Blue Chip     Spartan     Managed
                                Overseas    Growth     U.S. Equity   Income     Participant
                                  Fund       Fund      Index Fund   Portfolio      Loans        TOTAL
                                --------   ---------   ----------   ----------  -----------  -----------

Contributions:
   Employees' salary deferral   $178,512   $ 479,390   $  391,685   $  294,878   $   ---     $ 3,659,572

   Employer                         ---        ---          ---          ---         ---       1,944,884

Transfer from
   CapMAC 401(K) Plan            295,422   2,389,173    2,818,636      889,770     84,124      8,566,478

Interest and dividends            23,549     253,057       37,132      207,016    121,260      2,558,488

Net appreciation
 (depreciation) in fair
 value of investments             69,930     987,683      386,969        ---         ---       4,811,394

Benefit distributions            (35,928)   (186,969)     (77,953)    (354,924)   (40,238)    (3,482,156)

Transfers (to) from other
  funds                         (179,078)   (225,900)     123,992      568,031    130,328           ---
                                --------  ----------   ----------   ----------   --------    -----------

Net increase in
  net assets available
  for Plan benefits             $352,407  $3,696,434   $3,680,461   $1,604,771   $295,474    $18,058,660
                                ========  ==========   ==========   ==========   ========    ===========

                                                    Year ended December 31, 1997
                             ---------------------------------------------------------------------------------
                              Employer                            Growth      Growth
                               Stock      Puritan    Magellan    Company    and Income  Intermediate    Value
                               Fund        Fund        Fund        Fund        Fund       Bond Fund     Fund
                             ----------  ---------  ----------  ----------  ----------  ------------  --------

Contributions:
 Employees' salary deferral  $  143,601  $  82,487  $  341,012  $  294,275  $  730,337  $   62,225    $ 58,006

 Employer                     1,369,955       ---         ---         ---         ---         ---         ---

Interest and dividends          272,982     56,621     132,549     208,886     673,643      35,913      39,485

Net appreciation
 (depreciation) in fair
 value of investments         5,725,073     76,819     312,489     114,956   2,769,237       4,904      (9,510)

Benefit distributions        (1,669,139)  (163,238)   (141,890)    (48,796)   (935,175)   (198,425)    (19,910)

Transfers from (to)
 from other funds                37,291     67,604    (242,668)    (96,927)    368,682      66,132     124,345
                             ----------  ---------  ----------  ----------  ----------  ----------    --------

Net increase in
  net assets available
  for Plan benefits          $5,879,763  $ 120,293  $  401,492  $  472,394  $3,606,724  $  (29,251)   $192,416
                             ==========  =========  ==========  ==========  ==========  ==========    ========



                                                    Year ended December 31, 1997
                                ------------------------------------------------------------------------
                                           Blue Chip     Spartan     Managed
                                Overseas    Growth     U.S. Equity   Income     Participant
                                  Fund       Fund      Index Fund   Portfolio      Loans        TOTAL
                                --------   ---------   ----------   ----------  -----------  -----------
Contributions:
 Employees' salary deferral     $135,695  $  259,548   $   10,970   $  207,296   $   ---     $ 2,325,452

 Employer                           ---         ---          ---         ---         ---       1,369,955

Interest and dividends            45,294     117,067          966      173,429     103,164     1,859,999

Net appreciation
 (depreciation) in fair
 value of investments             31,611     381,584        3,343        ---         ---       9,410,506

Benefit distributions             (3,299)   (167,840)        ---      (413,147)   (99,223)    (3,860,082)

Transfers from
 (to) other funds                 47,638     (55,658)     130,444     (492,580)    45,697          ---
                                --------   ---------   ----------    ---------  ---------    ----------

Net increase in
  net assets available
  for Plan benefits             $256,939  $  534,701   $  145,723   $ (525,002)  $ 49,638    $11,105,830
                                ========  ==========   ==========   ==========   ========    ===========

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)



6. TAX STATUS
-------------
The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 (a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501 (a).

The Plan obtained its latest determination letter on July 12, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related Trust was tax-exempt as of the financial statement date.

                                   SIGNATURES
                                  ------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    MBIA Inc.
                          Employees Profit Sharing and
                           401(K) Salary Deferral Plan





Date:  June 28, 1999                          /s/  KEVIN D. SILVA
      ----------------                       ---------------------------
                                                   Kevin D. Silva
                                                   Senior Vice President
                                                   Plan Administrator



Date:  June 28, 1999                          /s/  LOUIS G. LENZI
      ----------------                       ------------------------
                                                   Louis G. Lenzi
                                                   General Counsel